Exhibit 99.144

Skeena Announces Share Consolidation

Vancouver, BC (June 4, 2021) Skeena Resources Limited (TSX: SKE, OTCQX: SKREF) (“Skeena” or the “Company”) is pleased to announce that, in anticipation of pursuing a listing on the New York Stock Exchange (the “NYSE”), the Company will consolidate its common shares at a ratio of four pre-consolidation shares to one post-consolidation share (the “Consolidation”). Fractional shares of 0.5 or greater will be rounded up to the nearest whole number of common shares and fractional shares of less than 0.5 will be rounded down to the nearest whole number of Shares.

The Company currently has 243,810,333 common shares issued and outstanding. Upon completion of the Consolidation, the Company will have approximately 60,952,583 common shares issued and outstanding. Some slight variance is expected due to fractional rounding. As is customary, to reflect the Consolidation, all outstanding warrants and incentive stock options will be adjusted to increase their exercise price by a factor of four and to reduce the number of common shares issued upon exercise by dividing by four.

Subject to Skeena receiving all required approvals, including the approval of the Toronto Stock Exchange (the “TSX”), the Consolidation is expected to take effect on June 7, 2021. Notice of the Consolidation has been provided to the TSX, and the common shares are expected to begin trading on a post-Consolidation basis on the TSX on or about June 10, 2021.

Holders of shares of the Company who hold uncertificated shares (that is shares held in book-entry form and not represented by a physical share certificate), either as registered holders or beneficial owners, will have their existing book-entry account(s) electronically adjusted by the Company's transfer agent or, in the case of beneficial shareholders, by their brokerage firms, banks, trusts or other nominees that hold in street name for their benefit. Such holders generally do not need to take any additional actions to exchange their pre-consolidation shares for post-consolidation shares. If you hold your shares with such a bank, broker or other nominee, and if you have questions in this regard, you are encouraged to contact your nominee.

Registered shareholders holding share certificates will be mailed a letter of transmittal advising of the Consolidation and instructing them to surrender the share certificates representing pre-consolidation shares for replacement certificates or a direct registration advice representing their post-consolidation shares. Until surrendered for exchange, each share certificate formerly representing pre-consolidation shares will be deemed to represent the number of whole post-consolidation shares to which the holder is entitled as a result of the Consolidation.

About Skeena

Skeena Resources Limited is a Canadian mining exploration company focused on revitalizing the past-producing Eskay Creek gold-silver mine located in Tahltan Territory in the Golden Triangle of northwest British Columbia, Canada. The Company released a robust Preliminary Economic Assessment in late 2019 and is currently focused on infill and exploration drilling to advance Eskay Creek to full Feasibility by Q1 2022. Additionally, Skeena continues exploration programs at the past-producing Snip gold mine.

On behalf of the Board of Directors of Skeena Resources Limited,

Walter Coles Jr.

President & CEO

Contact Information

Investor Inquiries: info@skeenaresources.com

Office Phone: +1 604 684 8725

Company Website: www.skeenaresources.com

Cautionary note regarding forward-looking statements

Certain statements made and information contained herein may constitute “forward looking information” and “forward looking statements” within the meaning of applicable Canadian and United States securities legislation (collectively, “Forward-looking Statements”), including statements regarding the completion of the Consolidation and the potential listing of the Company’s common shares on the NYSE. These Forward-looking Statements are based on facts currently available to the Company and there is no assurance that actual results will meet management’s expectations. The Company does not undertake to update any Forward-looking Statements except as may be required by applicable securities laws.

Neither the Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.